Exhibit 34.1

Deloitte & Touche LLP

111 S Wacker Drive Chicago, IL 60606-4301 USA

Tel: +1 312 486 1000 Fax: +1 312 486 1486 www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of New Holland Credit Company, LLC

We have examined management of New Holland Credit Company LLC’s assertion, included in the accompanying New Holland Credit Company LLC’s Report on Assessment of Compliance with SEC Regulation AB Servicing Criteria, that New Holland Credit Company LLC (the "Company") complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission's Regulation AB for the CNH Equipment Trust issuances that were completed after January 1, 2006 and registered with the SEC pursuant to the Securities Act of 1933 (the "Platform"), excluding criteria in 1122(d)(1)(iii), 1122(d)(1)(iv), 1122(d)(2)(ii) pertaining to the actual disbursements of funds to investors (which disbursement is the responsibility of a different party participating in the servicing function), 1122(d)(2)(iii), 1122(d)(2)(vi), 1122(d)(4)(x), 1122(d)(4)(xi), 1122(d)(4)(xii), 1122(d)(4)(xiii), and 1122 (d)(4)(xv), which management has determined are not applicable to the activities performed by the Company with respect to the Platform, (the “servicing criteria”), as of December 31, 2023 and for the period January 1, 2023 through December 31, 2023. Management’s assertion identifies the individual asset-backed transactions defined by management as constituting the Platform. Management is responsible for the Company's compliance with the servicing criteria and its assertion. Our responsibility is to express an opinion on management's assertion about the Company's compliance with the servicing criteria based on our examination.

Our examination was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management’s assertion about compliance with the servicing criteria is fairly stated, in all material respects, and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the servicing criteria, including tests on a sample basis of the servicing activities related to the Platform, determining whether the Company performed those selected activities in compliance with the servicing criteria during the specified period, and performing such other procedures as we considered necessary in the circumstances. Our procedures were limited to selected servicing activities performed by the Company during the period covered by this report and, accordingly, such samples may not have included servicing activities related to each asset-backed transaction included in the Platform. Further, an examination is not designed to detect noncompliance arising from errors that may have occurred prior to the period specified above that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report. We believe that the evidence we obtained in our examination is sufficient and appropriate to provide a reasonable basis for our opinion.

Our examination does not provide a legal determination on the Company's compliance with the servicing criteria.

In our opinion, management's assertion that the Company complied with the aforementioned servicing criteria as of December 31, 2023 and for the period January 1, 2023 through December 31, 2023 for the CNH Equipment Trust issuances that were completed after January 1, 2006 and registered with the SEC pursuant to the Securities Act of 1933, is fairly stated, in all material respects.

Yours Truly,

/s/ Deloitte & Touche LLP

Chicago, IL

March 22, 2024